Exhibit 99.2

URBAN TEA, INC.

FLOOR 25, NO. 36 MIDDLE WANJIALI ROAD

XIYINGMEN COMMERCIAL PLAZA

YUHUA DISTRICT, CHANGSHA CITY, CHINA 410014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 10 a.m. on August 30, 2019 Beijing Time

(Record Date – August 1, 2019)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Long Yi as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Urban Tea, Inc. (“we,” “us,” “Urban Tea” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on Friday, August 30, 2019, at 10 a.m., Beijing time, at Floor 25, No. 36 Middle Wanjiali Road, Xiyingmeng Commercial Plaza, Yuhua District, Changsha City, China 410014 and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2 TO 4 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To elect the nominees listed in the Proxy Statement to the Company’s Board of Directors.

NOMINEES:

01 Long Yi	02 Jing Yi	03 Linchai Zhang	04 Changguang Wu	05 Anatoly Danilitskiy	06 Lizhong Zhang	07 Yeyun Tan

For All	Withhold All	For All Except
☐	☐	☐

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: _______________________________

PROPOSAL 2: To ratify the selection of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for year ending June 30, 2020.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: To approve and adopt the Amended and Restated Memorandum and Articles of Association to remove provisions that have ceased to apply to the Company and to add appropriate provisions.

For	Against	Abstain
☐	☐	☐

PROPOSAL 4: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder:
Date:

Name shares held in (Please print): _________________________ Account Number (if any): _______________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _____________________

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________

______________________________________________